KONARED CORPORATION
1101 Via Callejon #200
San Clemente, CA, 92673-4230

May 6, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel, and Mining

Re:	KonaRed Corporation (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed July 6, 2015
File No. 333-205496

Ladies and Gentlemen:

Thank you for your correspondence dated May 5, 2016.

The Company's responses below are numbered to correspond with the comments set out in your letter. Please also find enclosed a blackline (the "Blackline") indicating the applicable amendments to Post-Effective Amendment Number One to the Registration Statement (the "POS"), as included in our EDGAR filing to amend the POS also completed today.

General

1.           We note the two convertible notes issued on August 18, 2015 and November 23, 2015 described on page 55. Please clarify whether the common shares underlying the debt and six year warrants granted pursuant to the notes are included in this registration statement.

In response to your comment, we advise that the common shares underlying the debt and six year warrants granted pursuant to the note are not included in this registration statement and have added the following sentence to page 3 of the POS:

"On August 18, 2015 and November 23, 2015 respectively, the Company issued to Lincoln Park: (1) a $250,000 face value promissory note which, along with accrued interest, is exercisable into common shares of the Company at $0.07 per share, and 3,750,000 six year warrants to purchase 3,750,000 shares; and (2) a $300,000 face value promissory note which, along with accrued interest, is exercisable into common shares of the Company at $0.05 per share, and 5,000,000 six year warrants to purchase 5,000,000 shares. None of the shares related to these debt and warrant issuances, including shares issued for interest payments, are included in this Registration Statement."

Security Ownership of Certain Beneficial Owners and Management, page 90

2.           We note that you have not included Lincoln Park Capital Fund in your beneficial ownership table. Please clarify Lincoln Park Capital Fund's beneficial ownership. In this regard, we note on page 14 you disclose Lincoln Park Capital holds 10.9% of the outstanding shares.

In response to your comment, we advise that clause 2(e) Beneficial Ownership Limitation of the Securities Purchase Agreement executed between the Company and Lincoln Park Capital on June 16, 2015, filed as an Exhibit to a Current Report on Form 8-K filing on June 18, 2015, and reported in the POS, Lincoln Park Capital is precluded from owning over 9.99% of the Company's outstanding shares. Additionally, the convertible notes issued to Lincoln Park include an ownership limitation of 4.99%. As such, no update is required to the Security Ownership of Certain Beneficial Owners and Management table on page 90.

Additionally, to properly reflect this information, the table on page 14 which reports the Shares Beneficially Owned by the Selling Stockholder before the Offering has been corrected to reflect the Lincoln Park shares as beneficially owning 6,063,739 shares, based on our updated issued and outstanding shares balance of 123,749,776 as of May 5, 2016, and the Percentage of Outstanding Shares Beneficially Owned Before the Offering ascribed to Lincoln Park as being 4.9%.  Additionally, footnote (2) and (5) to the table on page have been amended as follows:

Footnote 2 - Prior wording:
Represents: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; plus (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16, 2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; plus (iii)  1,136,364 warrants to purchase 1,136,364 common shares issued to Lincoln Park under the January Purchase Agreement, all of which are covered by the prospectus included in the registration statement pertaining to the January Purchase Agreement; plus 3,750,000 warrant to purchase 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; plus 5,000,000 warrant to purchase 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015.   See the description under the subheading “The Offering” - “Agreements with Lincoln Park Capital Fund, LLC” for more information about the 2015 Purchase Agreement and the January Purchase Agreement.

Footnote 2 - New wording:
The denominator for this calculation is 143,207,569 common shares, based on 123,749,776  shares of our common stock outstanding as of May 5, 2016 and the shares deemed to be beneficially owned by Lincoln Park. The number of shares deemed to be beneficially owned by Lincoln Park is based on the following: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16,2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; (iii) warrants to purchase up to 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 under the January Purchase Agreement; (iv) warrants to purchase up to 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; (v) warrants to purchase up to 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015; (vi) a convertible note to purchase up to 3,571,429 share of our common stock at a conversion price of $0.07 per share issued to Lincoln Park on August 18, 2015; (vii) a convertible note to purchase up to 6,000,000 shares of our common stock at a conversion price of $0.05 per share issued to Lincoln Park on November 23, 2015; and (viii) 219,614 restricted common shares which have been issued for interest payments on these notes. With respect to the warrants and the convertible notes referred to in the immediately preceding sentence, none of the shares underlying these securities and none of the shares issued for interest payment on the notes are included in this Registration Statements and we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 4.99% of our outstanding common stock. With respect to the 2015 Purchase Agreement, we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 9.99% of our outstanding common stock. Furthermore, although we may at our discretion elect to issue to Lincoln Park up to an aggregate additional amount of $10,000,000 of our common stock under the 2015 Purchase Agreement, in accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned by Lincoln Park all of the shares of our common stock that may be issued in the future under the 2015 Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective.

Footnote 5 - Prior wording:
Represents: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; plus (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16, 2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; plus (iii)  1,136,364 warrants to purchase 1,136,364 common shares issued to Lincoln Park under the January Purchase Agreement, all of which are covered by the prospectus included in the registration statement pertaining to the January Purchase Agreement; plus 3,750,000 warrant to purchase 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; plus 5,000,000 warrant to purchase 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015.   See the description under the subheading “The Offering” - “Agreements with Lincoln Park Capital Fund, LLC” for more information about the 2015 Purchase Agreement and the January Purchase Agreement.

Footnote 5 - New wording:
Based on the following: (i) 1,666,667 Initial Sale Shares issued to Lincoln Park for a total purchase price of $250,000 on June 16, 2015 under the 2015 Purchase Agreement; (ii) 2,666,667 Initial Commitment Shares issued to Lincoln Park as a fee on June 16,2015 for its commitment to purchase additional shares of our common stock under the 2015 Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part; (iii) warrants to purchase up to 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 under the January Purchase Agreement; (iv) warrants to purchase up to 3,750,000 shares of our common stock issued to Lincoln Park on August 18, 2015; (v) warrants to purchase up to 5,000,000 shares of our common stock issued to Lincoln Park on November 23, 2015; (vi) a convertible note to purchase up to 3,571,429 share of our common stock at a conversion price of $0.07 per share issued to Lincoln Park on August 18, 2015; (vii) a convertible note to purchase up to 6,000,000 shares of our common stock at a conversion price of $0.05 per share issued to Lincoln Park on November 23, 2015; and (viii) 219,614 restricted common shares which have been issued for interest payments on these notes. With respect to the warrants and the convertible notes referred to in the immediately preceding sentence, none of the shares underlying these securities and none of the shares issued for interest payment on the notes are included in this Registration Statements and we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 4.99% of our outstanding common stock. With respect to the 2015 Purchase Agreement, we may not issue shares of our common stock to Lincoln Park to the extent that Lincoln Park or any of its affiliates would, at any time, beneficially own more than 9.99% of our outstanding common stock. Furthermore, although we may at our discretion elect to issue to Lincoln Park up to an aggregate additional amount of $10,000,000 of our common stock under the 2015 Purchase Agreement, in accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned by Lincoln Park all of the shares of our common stock that may be issued in the future under the 2015 Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. See the description under the subheading “The Offering” - “Agreements with Lincoln Park Capital Fund, LLC” for more information about the 2015 Purchase Agreement and the January Purchase Agreement.

We have also updated other data in the POS to include shares issuance completed subsequent to the original filing date.

Should you have any questions, please do not hesitate to contact our Chief Financial Officer John Dawe, at 604.939.2444; or the Company’s legal counsel: Clark Wilson LLP, Attn: Craig Rollins, at 604.891.7785; or yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

CC: Mr. Jonathan Burr, Mr. James Lopez